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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13G

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (AMENDMENT NO. 1)*

                            MAGNA ENTERTAINMENT CORP.
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                                (Name of Issuer)

                        CLASS A SUBORDINATE VOTING STOCK
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                         (Title of Class of Securities)

                                   559211 10 7
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                                 (CUSIP Number)

                                 AUGUST 29, 2003
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             (Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[  ] Rule 13d-1(b)

[  ] Rule 13d-1(c)

[x]  Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


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CUSIP No. 559211 10 7              Schedule 13G                    Page 2 of 11


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1.       Names of Reporting Persons.

         I.R.S. Identification Nos. of above persons (entities only).

         MI DEVELOPMENTS INC.

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2.       Check the Appropriate Box if a Member of a Group (See Instructions)
         (a)      [_]
         (b)      [X]

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3.       SEC Use Only

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4.       Citizenship or Place of Organization
         ONTARIO, CANADA

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  NUMBER OF    5.    Sole Voting Power
    SHARES           62,828,384 shares of Class A Subordinate Voting Stock
 BENEFICIALLY
  OWNED BY     6.    Shared Voting Power
    EACH             0
  REPORTING    7.    Sole Dispositive Power
 PERSON WITH         62,828,384 shares of Class A Subordinate Voting Stock

               8.    Shared Dispositive Power
                     0

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9.       Aggregate Amount Beneficially Owned by Each Reporting Person
         62,828,384 shares of Class A Subordinate Voting Stock
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10.      Check if the Aggregate Amount in Row (9) Excludes Certain Shares
         (See Instructions)     [_]
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11.      Percent of Class Represented by Amount in Row (9)
         58.6%
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12.      Type of Reporting Person (See Instructions)
         CO
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CUSIP No. 559211 10 7              Schedule 13G                    Page 3 of 11


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1.       Names of Reporting Persons.
         I.R.S. Identification Nos. of above persons (entities only).

         1346457 ONTARIO INC.
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2.       Check the Appropriate Box if a Member of a Group (See Instructions)
         (a)      [_]
         (b)      [X]
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3.       SEC Use Only
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4.       Citizenship or Place of Organization
         ONTARIO, CANADA

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  NUMBER OF    5.    Sole Voting Power
    SHARES           5,212,911 shares of Class A Subordinate Voting Stock
 BENEFICIALLY
  OWNED BY     6.    Shared Voting Power
    EACH             0
  REPORTING    7.    Sole Dispositive Power
 PERSON WITH         5,212,911 shares of Class A Subordinate Voting Stock

               8.    Shared Dispositive Power
                     0
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9.       Aggregate Amount Beneficially Owned by Each Reporting Person
         5,212,911 shares of Class A Subordinate Voting Stock
-------------------------------------------------------------------------------
10.      Check if the Aggregate Amount in Row (9) Excludes Certain Shares
         (See Instructions)     [_]
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11.      Percent of Class Represented by Amount in Row (9)
         4.9%
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12.      Type of Reporting Person (See Instructions)
         CO
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CUSIP No. 559211 10 7              Schedule 13G                    Page 4 of 11


-------------------------------------------------------------------------------
1.       Names of Reporting Persons.
         I.R.S. Identification Nos. of above persons (entities only).

         MAGNA INTERNATIONAL INC.
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2.       Check the Appropriate Box if a Member of a Group (See Instructions)
         (a)      [_]
         (b)      [X]
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3.       SEC Use Only
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4.       Citizenship or Place of Organization
         ONTARIO, CANADA
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  NUMBER OF    5.    Sole Voting Power
    SHARES           0
 BENEFICIALLY
  OWNED BY     6.    Shared Voting Power
    EACH             0
  REPORTING    7.    Sole Dispositive Power
 PERSON WITH         0

               8.    Shared Dispositive Power
                     0
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9.       Aggregate Amount Beneficially Owned by Each Reporting Person
         0
-------------------------------------------------------------------------------
10.      Check if the Aggregate Amount in Row (9) Excludes Certain Shares
         (See Instructions)     [_]
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11.      Percent of Class Represented by Amount in Row (9)
         0%
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12.      Type of Reporting Person (See Instructions)
         CO
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CUSIP No. 559211 10 7              Schedule 13G                    Page 5 of 11


ITEM 1.

(a)        Name of Issuer:

           Magna Entertainment Corp. (the "Issuer")

(b)        Address of Issuer's Principal Executive Offices:

           337 Magna Drive
           Aurora, Ontario
           Canada L4G 7K1

ITEM 2.

(a)        Name of Person Filing:

           This Schedule 13G is being filed by each of the following Persons:

          (i)  MI Developments Inc. ("MID");

          (ii) 1346457 Ontario Inc. ("1346457"); and

          (iii) Magna International Inc. ("Magna").

           MID is a real estate operating company engaged in the ownership, development, leasing, management, expansion and acquisition of income-producing industrial and commercial properties. MID is the successor to Magna's real estate division and operated as an autonomous business unit within Magna prior to the reorganization of Magna described below.

           Magna designs, develops and manufactures automotive systems, assemblies, modules, components and engineers and assembles complete vehicles.

           MID, a corporation organized under the laws of Ontario, Canada, was formed as a result of the amalgamation, pursuant to the Business Corporations Act (Ontario), of 1305272 Ontario Inc. ("1305272"), MI Developments Inc., 1276073 Ontario Inc. and 1305291 Ontario Inc. ("1305291"), each a corporation organized under the laws of Ontario, Canada, and a direct or indirect wholly owned subsidiary of Magna, a corporation organized under the laws of Ontario, Canada. The amalgamation was effective on August 29, 2003.

           MID owns all the issued and outstanding shares of capital stock of 1346457. Prior to the amalgamation, 1346457 was a direct wholly owned subsidiary of 1305272.

           As of January 2, 2003, Magna transferred to 1305291 its beneficial interest in all of the shares of the Issuer's capital stock that it held directly. On August 29, 2003 and immediately prior to the amalgamation, 1305291 registered its ownership of all such shares previously registered in the name of Magna. 1305272 and 1346457 were the registered owners of the remaining shares of the Issuer's capital stock beneficially owned by Magna. As a result of the amalgamation, MID owns directly (i) all of the shares of the Issuer's capital stock that were held by 1305291 and 1305272 and (ii) all of the issued and outstanding shares of capital stock of 1346457.

           The amalgamation was effected immediately prior to a spin-off transaction, which was also effective on August 29, 2003, in which Magna distributed to its shareholders one of MID's Class A Subordinate Voting Shares for every two Magna Class A Subordinate Voting Shares held by them and

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CUSIP No. 559211 10 7              Schedule 13G                    Page 6 of 11


one of MID's Class B Shares for every two Magna Class B Shares held by them
(the "Spin-off"). As a result of the Spin-off, MID and 1346457 are no longer wholly owned subsidiaries of Magna and Magna is no longer the beneficial owner of any shares of the Issuer's capital stock.

           The Stronach Trust owns all of the issued and outstanding shares of 445327 Ontario Limited, which holds controlling interests in MID and Magna.

(b)        Address of Principal Business Office or, if none, Residence

          (i)  The Principal Business Office of each of MID and 1346457 is:

                     455 Magna Drive
                     Aurora, Ontario
                     Canada L4G 7A9.

          (ii) The Principal Business Office of Magna is:

                     337 Magna Drive
                     Aurora, Ontario
                     Canada L4G 7K1.

(c)        Citizenship

           Each of MID, 1346457 and Magna is a corporation incorporated and subsisting under the laws of Ontario, Canada.

(d)        Title of Class of Securities

           Class A Subordinate Voting Stock ("Class A Shares")

(e)        CUSIP Number

           559211 10 7

ITEM 3. IF THIS STATEMENT IS FILED PURSUANT TO Sections 240.13d-1(b) OR 240.13d-2(b) OR (c), CHECK WHETHER THE PERSON FILING is a:

(a) [ ]  Broker or dealer registered under section 15 of the Act
         (15 U.S.C. 78o).

(b) [ ] Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

(c) [ ] Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C.
        78c).

(d) [ ] Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C 80a-8).

(e) [ ] An investment adviser in accordance with Section 240.13d-1(b)(1)(ii)(E);

(f) [ ] An employee benefit plan or endowment fund in accordance with
        Section 240.13d-1(b)(1)(ii)(F);

(g) [ ] A parent holding company or control person in accordance with Section 240.13d-1(b)(1)(ii)(G);


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CUSIP No. 559211 10 7              Schedule 13G                    Page 7 of 11


(h) [ ] A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i) [ ] A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j) [ ] Group, in accordance with Section 240.13d-1(b)(1)(ii)(J).

ITEM 4.    OWNERSHIP.

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

MI DEVELOPMENTS INC.

(a) Amount beneficially owned: 62,828,384 Class A Shares of the Issuer, comprised of:

          (i)  4,362,328 Class A Shares; and

          (ii) 58,466,056 shares of Class B Voting Stock ("Class B Shares") of the Issuer, convertible into 58,466,056 Class A Shares, including the 5,212,911 Class B Shares of the Issuer directly owned by 1346457.

(b) Percent of class: 58.6% (assuming full conversion of Class B Shares).

(c) Number of shares as to which the person has:

          (i) Sole power to vote or to direct the vote: 62,828,384 Class A Shares of the Issuer (assuming full conversion of Class B Shares).

          (ii) Shared power to vote or to direct the vote: 0.

          (iii)Sole  power  to  dispose  or  to  direct  the   disposition   of:
               62,828,384 Class A Shares of the Issuer (assuming full conversion of Class B Shares).

          (iv) Shared power to dispose or to direct the disposition of: 0.

1346457 ONTARIO INC.

MID owns all of the outstanding shares of capital stock of 1346457.

(a) Amount beneficially owned: 5,212,911 Class A Shares of the Issuer, comprised of 5,212,911 Class B Shares of the Issuer, convertible into 5,212,911 Class A Shares.

(b)       Percent of class: 4.9% (assuming full conversion of Class B Shares).

(c)       Number of shares as to which the person has:

          (i) Sole power to vote or to direct the vote: 5,212,911 Class A Shares of the Issuer (assuming full conversion of Class B Shares).

          (ii) Shared power to vote or to direct the vote: 0.


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CUSIP No. 559211 10 7              Schedule 13G                    Page 8 of 11


          (iii)Sole power to dispose or to direct the disposition of: 5,212,911 Class A Shares of the Issuer (assuming full conversion of Class B Shares).

          (iv) Shared power to dispose or to direct the disposition of: 0.

MAGNA INTERNATIONAL INC.

(a)        Amount beneficially owned: 0.

(b)        Percent of class: 0%.

(c)        Number of shares as to which the person has:

          (i)  Sole power to vote or to direct the vote: 0.

          (ii) Shared power to vote or to direct the vote: 0.

          (iii) Sole power to dispose or to direct the disposition of: 0.

          (iv) Shared power to dispose or to direct the disposition of: 0.

ITEM 5.    OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [X].

         As a result of the Spin-off, which was effective on August 29, 2003, Magna is no longer the beneficial owner of any shares of the Issuer's capital stock.

ITEM 6.    OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON.

Not applicable.

ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY OR CONTROL PERSON.

Not applicable.

ITEM 8.    IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP

Not applicable.

ITEM 9.  NOTICE OF DISSOLUTION OF GROUP

Not applicable.

ITEM 10.  CERTIFICATION

(a)      Not applicable.

(b)      Not applicable.


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CUSIP No. 559211 10 7              Schedule 13G                    Page 9 of 11


                                   SIGNATURES

After reasonable inquiry and to the best knowledge and belief of the undersigned, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated:  February 13, 2004

                                     MI DEVELOPMENTS INC.




                                     By:   /s/ Edward C. Hannah
                                         -------------------------------------
                                           Name:  Edward C. Hannah
                                           Title: Executive Vice-President,
                                                  Secretary and General Counsel

                                     1346457 ONTARIO INC.



                                     By:   /s/ Edward C. Hannah
                                         -------------------------------------
                                           Name:  Edward C. Hannah
                                           Title: Executive Vice-President and
                                                  Secretary

                                     MAGNA INTERNATIONAL INC.



                                     By:   /s/ J. Brian Colburn
                                        --------------------------------------
                                           Name:  J. Brian Colburn
                                           Title: Executive Vice-President,
                                                  Special Projects and Secretary

Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001).


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                                    EXHIBITS

NO.      DESCRIPTION
---      -----------

1.       Joint Filing Agreement